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                                                                    Exhibit 99.1


                                            December 18, 2000
                                            P 576 e
                                            Michael Grabicki
                                            Tel. (06 21) 60-99938
                                            Fax (06 21) 60-20129
                                            E-Mail: michael.grabicki@basf-ag.de

BASF CANCELS BOUGHT BACK SHARES

BASF Aktiengesellschaft has canceled a total of 15,856,500 shares - a good 2.5 per cent of all BASF shares. The company bought the shares on the stock exchange in 2000 as part of its current share buy-back program, and paid a total of Euro 700 million for them. At the beginning of 2000, BASF had announced that it would buy back its own shares up to a total value of Euro 2 billion. For 2001, the company plans to continue the share buy-back program and wants to buy back its own shares for up to Euro 1.3 billion.

In 2000, BASF also issued 2,271,230 new shares to owners of warrants attached to the bond of BASF Finance Europe N.V., which runs to April 2001.

When these changes have been taken into account, BASF's share capital at the end of 2000 will be Euro 1,554,942,387.20 with a total of 607,399,370 shares.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs and pigments, dispersions, automobile and industrial coatings, crop protection products, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.